UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Molycorp, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
608753 109
(CUSIP Number)
Jason Schaefer, Esq.
Pegasus Capital Advisors, L.P.
505 Park Avenue, 21st Floor
NY, NY 10022
(212) 710-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 3, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PP IV MOUNTAIN PASS II, LLC (27-2275409)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		8,516,558

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,516,558

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,516,558

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Based on 81,250,000 shares of Common Stock outstanding as of August 3, 2010.

Page 2 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PP IV MP AIV 1, LLC (27-2274966)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		4,125,266

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,125,266

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,125,266

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Based on 81,250,000 shares of Common Stock outstanding as of August 3, 2010.

Page 3 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PP IV MP AIV 2, LLC (27-2275068)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		1,506,806

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,506,806

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,506,806

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Based on 81,250,000 shares of Common Stock outstanding as of August 3, 2010.

Page 4 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PP IV MP AIV 3, LLC (27-2275229)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		1,506,806

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,506,806

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,506,806

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Based on 81,250,000 shares of Common Stock outstanding as of August 3, 2010.

Page 5 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PEGASUS PARTNERS IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		8,516,558(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,516,558(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,516,558(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.5%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC.
2 Based on 81,250,000 shares of Common Stock outstanding as of August 3, 2010.

Page 6 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PEGASUS PARTNERS IV (AIV), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		4,125,266(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,125,266(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,125,266(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 Includes Common Stock of the Issuer, which is held by PP IV MP AIV 1, LLC.
2 Based on 81,250,000 shares of Common Stock outstanding as of August 3, 2010.

Page 7 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PEGASUS INVESTORS IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		15,655,436(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,655,436(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,655,436(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.3%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC and PP IV MP AIV 3, LLC.
2 Based on 81,250,000 shares of Common Stock outstanding as of August 3, 2010.

Page 8 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PEGASUS INVESTORS IV GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		15,655,436(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,655,436(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,655,436(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.3%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC and PP IV MP AIV 3, LLC.
2 Based on 81,250,000 shares of Common Stock outstanding as of August 3, 2010.

Page 9 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PEGASUS CAPITAL LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CONNECTICUT

	7	SOLE VOTING POWER

NUMBER OF		24,475,436(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		24,475,436(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,475,436(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC, and PP IV MP AIV 3, LLC and 8,820,000 shares held by TNA Moly Group LLC, of which 1,000,000 shares of Common Stock of the Issuer were purchased by TNA Moly Group LLC on August 3, 2010 for $14.00 per share.
2 Based on 81,250,000 shares of Common Stock outstanding as of August 3, 2010.

Page 10 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS CRAIG COGUT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		24,475,436(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		24,475,436(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,475,436(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1 Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC, and PP IV MP AIV 3, LLC and 8,820,000 shares held by TNA Moly Group LLC, of which 1,000,000 shares of Common Stock of the Issuer were purchased by TNA Moly Group LLC on August 3, 2010 for $14.00 per share.
2 Based on 81,250,000 shares of Common Stock outstanding as of August 3, 2010.

Page 11 of 11 Pages

Part II to Schedule 13D
Item 1. Security and Issuer
The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $0.001 per share (the “Common Stock”) of Molycorp, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is Molycorp, Inc., 5619 Denver Tech Center Parkway, Suite 1000, Greenwood Village, Colorado 80111.
Item 2. Identity and Background
This Schedule 13D is being filed by each of the following persons (each a “Reporting Person” and together, the “Reporting Persons”).
PP IV Mountain Pass II, LLC (“MPII”) is a Delaware limited liability company, with its principal offices at 99 River Road, Cos Cob, CT 06807.
PP IV MP AIV 1, LLC (“MPAIV1”) is a Delaware limited liability company, with its principal offices at 99 River Road, Cos Cob, CT 06807.
PP IV MP AIV 2, LLC (“MPAIV2”) is a Delaware limited liability company, with its principal offices at 99 River Road, Cos Cob, CT 06807.
PP IV MP AIV 3, LLC (“MPAIV2”) is a Delaware limited liability company, with its principal offices at 99 River Road, Cos Cob, CT 06807.
Pegasus Partners IV, L.P. (“PPIV”) is a Delaware limited partnership, with its principal offices at 99 River Road, Cos Cob, CT 06807.
Pegasus Partners IV (AIV), L.P. (“PPIVAIV”) is a Delaware limited partnership, with its principal offices at 99 River Road, Cos Cob, CT 06807.
Pegasus Investors IV, L.P. (“PIIV”) is a Delaware limited partnership, with its principal offices at 99 River Road, Cos Cob, CT 06807.
Pegasus Investors IV GP, L.L.C. (“PIIVGP”) is a Delaware limited liability company, with its principal offices at 99 River Road, Cos Cob, CT 06807.
Pegasus Capital LLC (“Pegasus Capital”) is a Connecticut limited liability company, with its principal offices at 99 River Road, Cos Cob, CT 06807.
Craig Cogut (“Mr. Cogut”) is an individual with a business address at 99 River Road, Cos Cob, CT 06807. Mr. Cogut is a citizen of the United States and President of Pegasus Capital. Pegasus Capital is the managing member of PIIVGP. PIIVGP is the general partner of PIIV. PIIV is the managing member of MPII, MPAIV1, MPAIV2 and MPAIV3.

Part II-1

Each of MPII, MPAIV1, MPAIV2 and MPAIV3 were formed to acquire, own, hold, finance and sell shares of Molycorp Interests (as defined in the respective operating agreements). Each of Pegasus Capital and PIIVGP were formed to engage in any lawful act or activity for which limited liability companies may be formed. PIIV provides investment management services to other investment vehicles and accounts. PPIV makes investments primarily in the United States, Canada and Caribbean and PPIVAIV acquires such investments that may be identified by PIIV.
None of the Reporting Persons or those named on Appendix A was, during the last five years, convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).
None of the Reporting Persons or those named on Appendix A was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Attached as Appendix A is the information required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D by each applicable Reporting Person.
The Reporting Persons have agreed to jointly file this Schedule 13D. A Joint Filing Agreement is filed herein as Exhibit 99.1.
Item 3. Source and Amount of Funds or Other Consideration
The source of funds used for the purchase of shares in the Issuer is working capital and is more fully described in Item 6 below.
Item 4. Purpose of Transaction
The purpose of the acquisition of the Common Stock of the Issuer was for investment. See Item 6 below for additional information.
Each of the Reporting Persons intends to review his or its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by him or it in the open market, in privately negotiated transactions or otherwise, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.
Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its future courses of action (as well as to the specific elements therein), each Reporting Person currently expects that he or it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its business generally; other business opportunities available to the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. Except as set forth herein the Reporting Persons have no present plans or proposals that relate to or that would result in:

Part II-2

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
The information required by Item 5(a) is set forth in rows (11) through (13) of the cover page of this Schedule 13D and is incorporated herein by reference. As of August 3, 2010, the Reporting Persons are the beneficial owners of an aggregate of approximately 30.1% of the Common Stock based on 81,250,000 shares of Common Stock outstanding.
Mr. Cogut may be deemed to indirectly control voting and investment power of shares of Common Stock owned by MPII, MPAIV1, MPAIV2, and MPAIV3. PPIV controls MPII and the general partner of PPIV is PIIV. PPIVAIV controls MPAIV1 and the general partner of PPIVAIV is PIIV. The general partner of PIIV is PIIVGP, of which Pegasus Capital is the managing member. Mr. Cogut is the managing member of Pegasus Capital. PIIV is the managing member of MPII, MPAIV1, MPAIV2 and MPAIV3. Each of Mr. Cogut, Pegasus Capital, PIIVGP, PIIV, PPIV, PPIVAIV, disclaims beneficial ownership of any of the Issuer’s securities to which this report relates except to the extent of their respective indirect pecuniary interest therein, and this report shall not be deemed an admission that any of Mr. Cogut, Pegasus Capital, PIIVGP, PIIV, PPIV or PPIVAIV is the beneficial owner of such securities for purposes of Schedule 13D or any other purposes. Mr. Cogut may also be deemed to beneficially own an additional 8,820,000 Common Stock shares of the Issuer through TNA Moly Group LLC, which is indirectly controlled by Pegasus Capital through T-II Holdings LLC, an Anguilla limited liability company. Mr. Cogut is the managing member of Pegasus Capital. Traxys North America LLC is the sole member of TNA Moly Group LLC and the management board of Traxys North America LLC has the power to vote or dispose of TNA Moly Group LLC’s shares. TNA Moly Group LLC holds 7,820,000 shares held as a result of the conversion of Class A common stock into shares of Common Stock, and an aggregate of 8,820,000 shares of which 1,000,000 shares of Common Stock were purchased on August 3, 2010 at the initial public offering (“IPO”) price of $14.00 per share in the IPO.
Mr. Cogut and Pegasus Capital have relied on the information disclosed in the Schedule 13D filed by TNA Moly Group LLC, Traxys North America LLC and T-II Holdings LLC on August 13, 2010 and do not have independent knowledge of the matters disclosed in such document. Such document is incorporated herein by reference.
Except as discussed herein and in Item 6, none of the Reporting Persons has effected any additional transactions with respect to the Common Stock of the Issuer during the past 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
MPII, MPAIV1, MPAIV2 and MPAIV3 have held interests in the Issuer and its various predecessors since August 12, 2008. MPII, MPAIV1, MPAIV2 and MPAIV3 contributed their membership interests in Molycorp Minerals, LLC to Molycorp, LLC on September 9, 2009 in return for membership interests in Molycorp, LLC.

Part II-3

The board of directors of Molycorp, LLC approved the incorporation of the Issuer on March 4, 2010 as part of a corporate reorganization plan in which Molycorp, LLC would become a subsidiary of the Issuer. The formation of the Issuer is more fully described in the section entitled “Corporate Reorganization” in the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-166129) (the “Registration Statement”) filed on April 16, 2010, as amended on May 25, 2010, June 21, 2010, July 13, 2010 and July 29, 2010.
Pursuant to a Contribution Agreement, filed as Exhibit 10.1 to this Schedule 13D, on April 15, 2010, all the members of Molycorp, LLC contributed either all of their member interests in Molycorp, LLC or all of their equity interests in entities that held member interests in Molycorp, LLC to the Issuer in exchange for shares of the Issuer’s Class A common stock.
MPII, MPAIV1, MPAIV2 and MPAIV3 received 211,046.84 shares, 102,227.25 shares, 37,339.84 shares and 37,339.84 shares, respectively. On May 28, 2010, additional shares of the Issuer’s Class A common stock were issued and sold to the existing holders of the Issuer’s Class A common stock. MPII, MPAIV1, MPAIV2 and MPAIV3 received 8,286.86 shares, 4,014.01 shares, 1,466.17 shares and 1,466.17 shares, respectively. On July 9, 2010, the Issuer filed a Certificate of Amendment to its Certificate of Incorporation amending its Article IV — Authorized Capital Stock. Immediately following the filing of the Certificate of Amendment to the Certificate of Incorporation, the Issuer completed a 38.23435373-for-one stock split to holders of its stock. Section 5 — Conversion of the Certificate of Incorporation of the Issuer, originally filed on March 4, 2010, provided that immediately prior to the consummation of the IPO, each share of Class A common stock would automatically be converted, without any action on the part of the shareholder, into the same number of fully paid and nonassessable shares of the Issuer’s Common Stock using a specified formula based on the final offering price per share in the IPO. On July 29, 2010, the Registration Statement became effective with respect to the offering of shares of Common Stock by the Issuer in the IPO. Upon the consummation of the Issuer’s IPO on August 3, 2010, the Issuer’s Class A common stock converted into Common Stock and MPII, MPAIV1, MPAIV2 and MPAIV3 received 8,516,558 shares, 4,125,266 shares, 1,506,806 shares and 1,506,806 shares, respectively.
In connection with the corporate reorganization, the Issuer and the former members of Molycorp, LLC entered into a Registration Rights Agreement, dated as of April 15, 2010, filed as Exhibit 10.2 to this Schedule 13D. The Registration Rights Agreement provides for demand and piggyback registration rights at any time following six months after the completion of the Issuer’s IPO. The issuer is only obligated to effect one demand registration on Form S-1 for each holder of its Common Stock subject to satisfaction of certain requirements and an unlimited number of registrations of Form S-3 subject to satisfaction of certain requirements.
In February 2009, the members of Molycorp Minerals, LLC incurred certain costs in providing letters of credit and/or cash collateral to secure surety bonds issued for the benefit of certain regulatory agencies relating to the Issuer’s Mountain Pass facility closure and reclamation obligations. On April 15, 2010, the Issuer entered into a Letter Agreement filed as Exhibit 10.4 to this Schedule 13D pursuant to which the Issuer has agreed to pay each member a 5% annual return on the amount of collateral provided.

Part II-4

Item 7. Material to Be Filed as Exhibits

Exhibit	Description

10.1	Contribution Agreement, dated April 15, 2010, by and among Molycorp, Inc., Molycorp, LLC, Molycorp Minerals, LLC and the parties listed therein (incorporated by reference to Exhibit 10.4 to the Issuer’s Form S-1 filed on June 21, 2010)

10.2	Registration Rights Agreement, dated April 15, 2010, by and among Molycorp, Inc. and the parties listed therein (incorporated by reference to Exhibit 10.6 to the Issuer’s Form S-1 filed on June 21, 2010)

10.4	Letter Agreement, dated April 15, 2010, among Resource Capital Fund IV, L.P., Resource Capital Fund V, L.P., PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC, PP IV MP AIV 3, LLC, TNA Moly Group LLC, MP Rare Company LLC and KMSMITH LLC (incorporated by reference to Exhibit 10.16 to the Issuer’s Form S-1 filed on June 21, 2010)

10.5	Summary of Collateral Arrangement for Surety Bonds (incorporated by reference to Exhibit 10.17 to the Issuer’s Form S-1 filed on July 13, 2010)

99.1	Joint Filing Agreement, dated as of August 11, 2010

Part II-5

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 13, 2010

PP IV MOUNTAIN PASS II, LLC
By:	Pegasus Investors IV, L.P.,
its managing member

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Alec Machiels
	Name:	Alec Machiels
	Title:	Vice President

PP IV MP AIV 1, LLC
By:	Pegasus Investors IV, L.P.,
its managing member

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Alec Machiels
	Name:	Alec Machiels
	Title:	Vice President

PP IV MP AIV 2, LLC
By:	Pegasus Investors IV, L.P.,
its managing member

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Alec Machiels
	Name:	Alec Machiels
	Title:	Vice President

Signature Page to Schedule 13D

PP IV MP AIV 3, LLC
By:	Pegasus Investors IV, L.P.,
its managing member

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Alec Machiels
	Name:	Alec Machiels
	Title:	Vice President

PEGASUS PARTNERS IV, L.P.
By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Alec Machiels
	Name:	Alec Machiels
	Title:	Vice President

PEGASUS PARTNERS IV (AIV), L.P.
By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Alec Machiels
	Name:	Alec Machiels
	Title:	Vice President

PEGASUS INVESTORS IV, L.P.
By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Alec Machiels
	Name:	Alec Machiels
	Title:	Vice President

Signature Page to Schedule 13D

PEGASUS INVESTORS IV GP, L.L.C.
By:	/s/ Alec Machiels
	Name:	Alec Machiels
	Title:	Vice President

PEGASUS CAPITAL LLC
By:	/s/ Craig Cogut
	Name:	Craig Cogut
	Title:	President

/s/ Craig Cogut
Craig Cogut

Signature Page to Schedule 13D

APPENDIX A
MANAGING MEMBER OF PP IV MOUNTAIN PASS II, LLC

Name	Position	Address
Pegasus Investors IV, L.P.	Managing Member	c/o 99 River Road, Cos Cob, CT 06807
MANAGING MEMBER OF PP IV MP AIV 1, LLC

Name	Position	Address
Pegasus Investors IV, L.P.	Managing Member	c/o 99 River Road, Cos Cob, CT 06807
MANAGING MEMBER OF PP IV MP AIV 2, LLC

Name	Position	Address
Pegasus Investors IV, L.P.	Managing Member	c/o 99 River Road, Cos Cob, CT 06807
MANAGING MEMBER OF PP IV MP AIV 3, LLC

Name	Position	Address
Pegasus Investors IV, L.P.	Managing Member	c/o 99 River Road, Cos Cob, CT 06807

GENERAL PARTNER AND EXECUTIVE OFFICERS OF
PEGASUS PARTNERS IV, L.P.

Name	Position	Address
Pegasus Investors IV, L.P.	General Partner	c/o 99 River Road, Cos Cob, CT 06807
Craig Cogut	President	c/o 99 River Road, Cos Cob, CT 06807
Rodney Cohen	Vice President	c/o 99 River Road, Cos Cob, CT 06807
Andrew Cooper	Vice President	c/o 99 River Road, Cos Cob, CT 06807
David Cunningham	Vice President	c/o 99 River Road, Cos Cob, CT 06807
Eric Gribetz	Vice President	c/o 99 River Road, Cos Cob, CT 06807
Alec Machiels	Vice President	c/o 99 River Road, Cos Cob, CT 06807
Steven Wacaster	Vice President	c/o 99 River Road, Cos Cob, CT 06807
Richard Weinberg	Vice President	c/o 99 River Road, Cos Cob, CT 06807
Jason Schaefer	Secretary	c/o 99 River Road, Cos Cob, CT 06807
Daniel Stencel	Chief Financial Officer and Treasurer	c/o 99 River Road, Cos Cob, CT 06807

GENERAL PARTNER AND EXECUTIVE OFFICERS OF
PEGASUS PARTNERS IV (AIV), L.P.

Name	Position	Address
Pegasus Investors IV, L.P.	General Partner	c/o 99 River Road, Cos Cob, CT 06807
Craig Cogut	President	c/o 99 River Road, Cos Cob, CT 06807
Rodney Cohen	Vice President	c/o 99 River Road, Cos Cob, CT 06807
Andrew Cooper	Vice President	c/o 99 River Road, Cos Cob, CT 06807
David Cunningham	Vice President	c/o 99 River Road, Cos Cob, CT 06807
Eric Gribetz	Vice President	c/o 99 River Road, Cos Cob, CT 06807
Alec Machiels	Vice President	c/o 99 River Road, Cos Cob, CT 06807
Steven Wacaster	Vice President	c/o 99 River Road, Cos Cob, CT 06807
Richard Weinberg	Vice President	c/o 99 River Road, Cos Cob, CT 06807
Jason Schaefer	Secretary	c/o 99 River Road, Cos Cob, CT 06807
Daniel Stencel	Chief Financial Officer and Treasurer	c/o 99 River Road, Cos Cob, CT 06807

GENERAL PARTNER AND EXECUTIVE OFFICERS OF
PEGASUS INVESTORS IV, L.P.

Name	Position	Address
Pegasus Investors IV GP, L.L.C.	General Partner	c/o 99 River Road, Cos Cob, CT 06807
Craig Cogut	President	c/o 99 River Road, Cos Cob, CT 06807
Rodney Cohen	Vice President	c/o 99 River Road, Cos Cob, CT 06807
Andrew Cooper	Vice President	c/o 99 River Road, Cos Cob, CT 06807
David Cunningham	Vice President	c/o 99 River Road, Cos Cob, CT 06807
Eric Gribetz	Vice President	c/o 99 River Road, Cos Cob, CT 06807
Alec Machiels	Vice President	c/o 99 River Road, Cos Cob, CT 06807
Steven Wacaster	Vice President	c/o 99 River Road, Cos Cob, CT 06807
Richard Weinberg	Vice President	c/o 99 River Road, Cos Cob, CT 06807
Jason Schaefer	Secretary	c/o 99 River Road, Cos Cob, CT 06807
Daniel Stencel	Chief Financial Officer and Treasurer	c/o 99 River Road, Cos Cob, CT 06807

MANAGING MEMBER AND EXECUTIVE OFFICERS OF
PEGASUS INVESTORS IV GP, L.L.C.

Name	Position	Address
Pegasus Capital LLC	Managing Member	c/o 99 River Road, Cos Cob, CT 06807
Craig Cogut	President	c/o 99 River Road, Cos Cob, CT 06807
Rodney Cohen	Vice President	c/o 99 River Road, Cos Cob, CT 06807
Andrew Cooper	Vice President	c/o 99 River Road, Cos Cob, CT 06807
David Cunningham	Vice President	c/o 99 River Road, Cos Cob, CT 06807
Eric Gribetz	Vice President	c/o 99 River Road, Cos Cob, CT 06807
Alec Machiels	Vice President	c/o 99 River Road, Cos Cob, CT 06807
Steven Wacaster	Vice President	c/o 99 River Road, Cos Cob, CT 06807
Richard Weinberg	Vice President	c/o 99 River Road, Cos Cob, CT 06807
Jason Schaefer	Secretary	c/o 99 River Road, Cos Cob, CT 06807
Daniel Stencel	Chief Financial Officer and Treasurer	c/o 99 River Road, Cos Cob, CT 06807

MANAGING MEMBER AND EXECUTIVE OFFICER OF
PEGASUS CAPITAL LLC

Name	Position	Address
Craig Cogut	President and Managing Member	c/o 99 River Road, Cos Cob, CT 06807